

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2010

By U.S. Mail and facsimile (212) 930-9725

Ms. Mary Passalaqua
President, Chief Executive Officer and Director
Onyx Service & Solutions, Inc.
7337 Oswego Road
Liverpool, NY 13090

>   **Re: Onyx Service & Solutions, Inc.**
>   **Registration Statement on Form S-1**
>   **File No. 333-165370**
>   **Filed March 9, 2010**

Dear Ms. Passalaqua:

   We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1 filed March 9, 2010

Prospectus Summary
The Company, page 1

1.   We note that the company was incorporated on November 25, 2009 as a blank check company formed to purchase ATM assets from Fresca Worldwide Trading Corporation (FWTC). The designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business of another entity (or group of entities) and the registrant's own operations prior to the succession appear insignificant relative to the operations assumed or acquired. Based on this

information and the definition of "predecessor" in Regulation C Rule 405, it appears predecessor financial statements for FWTC should be presented in the filings. Please tell us how you considered this guidance in determining whether the acquired entity should be reflected as the predecessor. Please address the following in your response:

a. The size of FWTC, including assets, revenues, and earnings;

b. The relative voting rights in the newly formed entity, Onyx Service & Solutions, Inc., after the transaction;

c. The composition of the Board of Directors after the transaction, including who has the ability to elect or appoint a voting majority of the Board;

d. The composition of the senior management after the transaction, which includes the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them; and

e. The terms of the exchange of equity securities in the transaction (e.g. issuance of capital stock and subscription receivable).

2. To the extent that you are unable to support that the predecessor financial statement presentation is not warranted based on the above comment, please amend your Form S-1 to present your consolidated balance sheets, consolidated statements of income, consolidated statement of changes in stockholders' equity and consolidated statements for all periods as required by Article 3 of Regulation S-X as follows:

a. Historical financial statements and information for your predecessor entity through the years ended December 31, 2007 and 2008 and for the stub-period period ended November 25, 2009.

b. Historical combined consolidated financial statements and information for Onyx for the five-day stub-period from November 25, 2009 (inception) through November 30, 2009; and combined consolidated financial statements and information for each interim and annual period for Onyx going forward.

3. As such, please revise the other sections of your filings that contain financial information to reflect this predecessor format. Accordingly, please specifically revise the following:

- Selected financial data; and

- Management's Discussion and Analysis.

4.   Please include the purchase price of your asset purchase agreement with Fresca
      Worldwide Trading Corp. here and in the Business section.

Risk Factors, page 5

5.   This section should immediately follow the Summary. Please revise.

6.   Some of your Risk Factors state that you cannot guarantee a condition when the real risk
      is not your inability to guarantee, but the negative consequence itself. Please revise to
      remove this and similar language.

Any regulations or elimination of surcharge…, page 7

7.   Please include a discussion of the specific risks associated with any regulation or
      elimination of surcharge or interchange fees as a result of operating your business in New
      York.

Business, page 15

8.   Section 101(h) of Regulation S-K requires that if you have not been in business for three
      years, provide the information for your predecessor(s) required by Section 101(h). To
      that end, please provide additional information regarding FWTC and any other relevant
      predecessor companies in accordance with the requirements of Section 101(h).

9.   You disclose in the Risk Factors section that you have a "plan for rapid growth." Please
      describe here in greater detail such plans. Such a discussion would include, but not be
      limited to how you intend to fund such rapid growth, expected personnel needs including
      the use of any consultants, whether such expansion would include expanding into
      different geographic markets or new types of ATM locations and other pertinent
      information. Please provide as much detail as possible

ATM Location, page 21

10.   You disclose that you "devote significant effort to the selection of locations that will
      generate high cardholder utilization" yet it appears that FWTC or possibly its
      predecessor(s) would have selected your current ATM locations. You have not disclosed
      the existence of any relationship between yourself, Ms. Passalaqua or Ms. Burton with
      FWTC prior to entering into the purchase agreement. As a result, please discuss your
      specific role in selecting your current ATM locations as well as any material discussions
      you have had or actions taken regarding the selection of future ATM locations since your
      inception. Refer to Section 101(h)(4) of Regulation S-K.

Employees, page 25 and Significant Employees, page 29

11. Please clarify that you have no other employees other than Ms. Passalaqua and Ms.
     Burton.

Description of Properties, page 25

12. Please include the street address of your two Liverpool, New York properties.

Directors, Executive Officers, Promoters and Control Persons, page 28

13. Revise your description of the background and business experience of Ms. Burton and
     Ms. Passalaqua in order to include all of the information required of the recently revised
     Section 401(e) of Regulation S-K. To that end, please disclose in your Registration
     Statement and clarify to us the pertinent facts as they relate to the following:

     a. Ms. Burton's service as President, CEO and Director of FWTC during the last
         five years,

     b. Cobalt Blue, LLC's sale of its ATM assets to FWTC while Ms. Passalaqua served
         as Cobalt Blue, LLC's Managing Member,

     c. Ms. Passalaqua's business experience with Tia IV, Inc. during the last five years
         and

     d. Any other additional business experience of your directors and executive officers
         that has been omitted.

     In addition, your disclosure of the business experience of your directors should briefly
     discuss the specific experience, qualifications, attributes or skills that such person should
     have in order to serve as a director. If material, you should also include a discussion of
     relevant information that covers more than the last five years.

Code of Ethics, Page 29

14. Please disclose why you have not adopted a code of ethics. Refer to Item 406(a) of
     Regulation S-K.

Selling Stockholders, page 31-35

15. We note your disclosure that none of the Selling Stockholders have a material
     relationship with you or any of your predecessors or affiliates. To that end, please clarify

to us the relationship between Belmont Partners LLC and FWTC and revise the document as necessary. Also please confirm to us that none of your Selling Shareholders have a material relationship with *each other* as you have disclosed and revise your Registration Statement as necessary.

Financial Statements

16. Please update the financial statements and all related disclosure in your next amendment as required by Rule 3-12(g) of Regulation S-X.

Balance Sheet, page F-2

17. Please revise the line item for total current liabilities to read "Total Current *Liabilities*" rather than total current assets.

Note 1. Nature of Business and Background, page F-6

18. We note that you agreed to pay Fresca Worldwide Trading Corp. $10,400 for the purchase of its ATM assets (including $6,100 of cash within the ATM machines purchased) and assumption of $36,895 in liabilities. Please tell us and revise to more clearly describe how the $10,400 was incorporated into your purchase price allocation and where you recorded this amount in your financial statements.

Note 4. Related Party Transactions, page F-8

19. You disclose that the payable due to shareholders is non-interest bearing. Please tell us whether you have determined the imputed interest rate of the loan at a market rate. If not, tell us how you determined it was appropriate not to recognize the loan at its fair value using the imputed interest rate of the loan. Please tell us the specific technical guidance you used in your analysis. Refer to ASC 835-30 for guidance.

Item 15. Recent Sales of Unregistered Securities

20. Please complete your disclosure regarding the purchasers of your stock in your private placement as you state that all shareholders were *either* an "accredited investor" but you do not complete the sentence.

Item 16. Exhibits and Financial Statement Schedules

21. Please include any missing exhibits as we may have additional comments. Refer to Item 601 of Regulation S-K.

<u>Exhibit 5.1 Legal Opinion</u>

22.   Please revise your opinion to indicate that the securities are legally issued, fully paid and non-assessable.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Benjamin Tan
        Schenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006